UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2) *

Leslie's, Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

527064109
(CUSIP Number)

December 31, 2022
(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Continued on following pages
Page 1 of 8 Pages
Exhibit Index: Page 8

SCHEDULE 13G
CUSIP No. 527064109	Page 2 of 8
1	NAMES OF REPORTING PERSONS
GIC Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,323,728

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,323,728

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,323,728

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.90% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Based on 183,564,172 shares of Common Stock, par value $0.001 per share, outstanding as of December 31, 2022, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on February 3, 2022.

SCHEDULE 13G
CUSIP No. 527064109	Page 3 of 8
1	NAMES OF REPORTING PERSONS
GIC Special Investments Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,323,728

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,323,728

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,323,728

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.90% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13G
CUSIP No. 527064109	Page 4 of 8
1	NAMES OF REPORTING PERSONS
Explorer Investment Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,323,728

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,323,728

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,323,728

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.90% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13G
CUSIP No. 527064109	Page 5 of 8
Item 1(a)	Name of Issuer

Leslie's, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

2005 East Indian School Road
Phoenix, AZ 85016

Item 2(a)	Name of Persons Filing

GIC Private Limited
GIC Special Investments Private Limited
Explorer Investment Pte. Ltd.

Item 2(b)	Address of Principal Business Office or, if none, Residence

168 Robinson Road
#37-01 Capital Tower
Singapore 068912

Item 2(c)	Citizenship

GIC Private Limited - Republic of Singapore
GIC Special Investments Private Limited - Republic of Singapore
Explorer Investment Pte. Ltd. - Republic of Singapore

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number

527064109

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4	Ownership

Ownership information with respect to GIC Private Limited, GIC Special Investments Private Limited and Explorer Investment Pte. Ltd. is incorporated by reference through items (5) through (9) and (11) of the cover page for each entity.

Explorer Investment Pte. Ltd. shares the power to vote and the power to dispose of all of the shares of Common Stock, par value $0.001 per share, of the Issuer held directly by it with GIC Special Investments Private Limited and GIC Private Limited. GIC Special Investments Private Limited is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited.

GIC PL is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore. Under the investment management agreement with GoS, GIC PL has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.

GIC PL is wholly-owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of these shares.

SCHEDULE 13G
CUSIP No. 527064109	Page 6 of 8
Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

This Item 6 is not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

This Item 7 is not applicable.

Item 8	Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10	Certifications

This Item 10 is not applicable.

SCHEDULE 13G
CUSIP No. 527064109	Page 7 of 8
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as dated below.

GIC PRIVATE LIMITED

By: /s/ Diane Liang

Name: Diane Liang

Title: Senior Vice President

Date: February 10, 2023

By: /s/ Toh Tze Meng

Name: Toh Tze Meng

Title: Senior Vice President

Date: February 9, 2023

GIC SPECIAL INVESTMENTS PRIVATE LIMITED

By: /s/ Chan Hoe Yin

Name: Chan Hoe Yin

Title: Director

Date: February 9, 2023

EXPLORER INVESTMENT PTE. LTD.

By: /s/ Chen Yi-Liong Arthur

Name: Chen Yi-Liong Arthur

Title: Director

Date: February 9, 2023

SCHEDULE 13G
CUSIP No. 527064109	Page 8 of 8
LIST OF EXHIBITS
Exhibit	Description

A	Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on February 11, 2022 SEC file no. 005-92243)